Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions "Financial Highlights" and “Other Information” in the Prospectus and "Counsel and Independent Registered Public Accounting Firm" and “Financial Statements” in the Statement of Additional Information in Post-Effective Amendment No. 1,886 and No. 1,890 to the Registration Statement (Form N-1A, No. 333-123257 and No. 811-10325) of Market Vectors ETF Trust and to the incorporation by reference of our reports dated June 25, 2014 on Emerging Markets High Yield Bond ETF (one of the investment funds constituting the Market Vectors ETF Trust) included in the Annual Report to Shareholders for the fiscal year ended April 30, 2014.

Ernst & Young LLP

New York, NY

May 12, 2015